

August 27, 2012

Via E-mail
Mr. Pierre-François Riolacci, Chief Finance Officer
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

     Re: Veolia Environnement
             Form 20-F for the year ended December 31, 2011
             Filed April 13, 2012
             File No. 1-15248

Dear Mr. Riolacci:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating Financial Review and Prospects, page 87

Critical Accounting Policy, page 92

Asset Impairment, page 92

1.   It appears to us that you should revise future filings to separately disclose and discuss how you measure and determine asset impairments for each material asset category, including goodwill, concession intangible assets, other intangible assets, property, plant and equipment, and operating financial assets. Please provide us your proposed revisions with your response.

2.   Please tell us, and clarify in future filings, if the CGUs you specifically identify are the only CGUs whose estimated fair values are not substantially in excess of their carrying values. If not, please explain to us why you only provided specific disclosure for these CGUs. Also, please revise future filings to disclose the carrying values of the CGUs you specifically identify, including the amount of goodwill included in each such CGU.

3.   Please provide us additional information regarding the impact of your decision, in 2011, to not change your discount rate in European countries that were significantly affected by the severe conditions in the secondary sovereign debt market, based on your determination that the economic situation was exceptional and did not reflect the long-term time value of money in those countries. Please identify the countries.

Contractual Obligations, page 146

4.   Please explain to us, and clarify in future filings, if/how estimated interest payments are included in your table of contractual obligations.

Item 8. Financial Information

Veolia Eau – Compagnie Générale des Eaux – Aquiris, page 205
Berliner Wasserbetriebe A.o.R, page 206
European Commission Investigation, page 206

5.   We note your disclosures that at this point, you are unable to assess whether the outcomes of these proceedings are likely to have a material impact on your financial position, results of operations or liquidity. Please tell us, and enhance future filings, to address the following:

- Explain the procedures you undertake to attempt to develop a range of reasonably possible losses, and;

- Identify the specific factors that are causing your inability to provide estimates and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies; however, we assume efforts are being made to develop estimates, for purposes of disclosures, including determining what potential outcomes are reasonably possible and what the reasonably possible range of loss would be for the reasonably possible outcomes.

WASCO and Aqua Alliance Inc., page 208

6.   We note you have recorded a reserve for possible liabilities for claims that have been initiated. Please quantify your current reserve and provide us an explanation as to why you have not provided for claims that may be filed. In this regard, it appears that you may have sufficient historical evidence to assist you in determining a range of loss. Also, please tell us the gross amounts of your costs and insurance reimbursements, as well as the existence of any caps or restrictions on your insurance coverage.

HarzElbeExpress Rail Accident in Germany, page 212

7.   Your disclosure indicates that the financial consequences related to this accident should be limited given your insurance policies held. Please tell us, and clarify in future filings, if the impact of this incident is expected to have a material effect on your results of operations or cash flows. Additionally, please quantify your insurance coverage to the extent it is material to this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Andrew Bernstein, Cleary Gottlieb Steen & Hamilton LLP